Bright Lights Parent Corp.

12100 Wilshire Blvd., Suite 1150

Los Angeles, CA 90025

August 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Lights Parent Corp.

Request for Withdrawal of Registration Statement on Form S-4

(File No. 333-262081)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Bright Lights Parent Corp. (“ParentCo”), a direct wholly owned subsidiary of Bright Lights Acquisition Corp. (“BLTS”), hereby respectfully requests that BLTS’ and ParentCo’s Registration Statement on Form S-4 (File No. 333-262081), together with all exhibits thereto, and as subsequently amended from time to time (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 10, 2022, be withdrawn, effective as of the date hereof. BLTS and ParentCo are withdrawing the Registration Statement because they no longer plan to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, BLTS and ParentCo believe that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

BLTS and ParentCo request that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130.

Very truly yours,

BRIGHT LIGHTS PARENT CORP.

By:	/s/ Hahn Lee
	Name:	Hahn Lee
	Title:	Chief Financial Officer and Secretary

cc:	Michael Mahan, Bright Lights Parent Corp.
Michael	Mies, Esq., Skadden, Arps, Slate, Meagher & Flom LLP